--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
    Stewart         Steven            Scott         (Month/Day/Year)    Cogent Communications Group, Inc. (COI)
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    (Last)          (First)          (Middle)         02/04/02          5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS Identification      Director           10% Owner         (Month/Day/Year)
                                                    Number of Reporting ----               ----
              1015 31st Street, N.W.                Person, if an entity    Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)          X   title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                        Vice President Real Estate                Line)
                                                                        --------------------------                Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
Washington           DC                20007                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock, par value $.001 per share                   5,782                           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Series B Participating           7/14/00                Common Stock, par      4,396   7.7048 into 1      D
Convertible Preferred Stock,                            value $.001 per share
par value $.001 per share
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Option (right to buy)            5/23/00 (1)  5/23/10  Common Stock, par      12,718       $2.50          D
                                                       value $.001 per share
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Option (right to buy)           11/30/00 (2) 11/30/10  Common Stock, par         289      $15.00          D
                                                       value $.001 per share
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Option (right to buy)            12/1/01 (3) 12/1/11   Common Stock, par       3,009       $2.00          D
                                                       value $.001 per share
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Option (right to buy)            12/1/02 (4) 12/1/11   Common Stock, par          31       $2.00          D
                                                       value $.001 per share
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Option (right to buy)            12/1/01 (5) 12/1/11   Common Stock, par          47       $2.00          D
                                                       value $.001 per share
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Option (right to buy)            12/1/02 (4) 12/1/11   Common Stock, par       2,006       $2.00          D
                                                       value $.001 per share
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Explanation of Responses:

(1) ON A BASE GRANT OF 18,500 SHARES, 16.7% OF GRANT VESTS IMMEDIATELY ON DATE OF GRANT (5/23/00). THE REMAINING PORTION OF
    GRANT VESTS OVER 4 YEARS FROM DATE OF GRANT, WITH 4 QUARTERLY VEST EVENTS PER YEAR IN THREE-MONTH INCREMENTS FROM DATE OF
    GRANT, SUBJECT TO CONTINUED EMPLOYMENT ON EACH VESTING DATE. MR. STEWART HAS EXERCISED AND HOLDS 5,782 SHARES OF THE ORIGINAL
    GRANT AS OUTSTANDING SHARES.

(2) OPTION VESTED 100% ON DATE OF GRANT (11/30/00).

(3) 45.83% OF THE GRANT VESTS IMMEDIATELY ON DATE OF GRANT (12/1/01). THE REMAINING PORTION OF GRANT VESTS IN 10 EQUAL AMOUNTS
    IN THREE-MONTH INCREMENTS FROM DATE OF GRANT, SUBJECT TO CONTINUED EMPLOYMENT ON EACH VESTING DATE.

(4) 25% OF GRANT VESTS ON THE FIRST ANNIVERSARY OF DATE OF GRANT (12/1/01). THE REMAINING PORTION OF THE GRANT VESTS OVER 4 YEARS
    FROM DATE OF GRANT WITH 4 QUARTERLY VEST EVENTS IN THREE-MONTH INCREMENTS FROM DATE OF GRANT, SUBJECT TO CONTINUED
    EMPLOYMENT ON EACH VESTING DATE.

(5) OPTION VESTED 100% ON DATE OF GRANT (12/1/01).

                                                                       /s/ Steven Scott Stewart                   March 13, 2002
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal   **Signature of Reporting Person        Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).      Steven Scott Stewart

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
